

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2010

Jonathan E. Ramsden
Executive Vice President and Chief Financial Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, Ohio 43054

> **Re: Abercrombie & Fitch Co.**
> **Form 10-K for Fiscal Year Ended January 30, 2010**
> **Filed March 29, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 10, 2010**
> **File No. 001-12107**

Dear Mr. Ramsden:

We have reviewed your filings and your letter dated June 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Board Role in Risk Oversight, page 25

1. We reissue comment five from our letter dated June 10, 2010. It is unclear how the statement "that the Company's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company" is consistent with the risk factor, which states that the equity based awards "could have an adverse impact on the Company's cash flow from operations, financial position, [and] results of operation." Please advise. In addition, while we note the response that you are considering including a cross-reference to the risk factor, a cross-reference without any additional disclosure reconciling the statements or explaining how the risk factor subject matter factored into your conclusion under Item 402(s) of Regulation S-K would not appear to clarify your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director